

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

March 22, 2007

Mr. Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
The Peoples Gas Light and Coke Company
North Shore Gas Company
PO Box 19001
Green Bay, Wisconsin 54307-9001

> **RE:** **The Peoples Gas Light and Coke Company**
> **File No. 2-26983**
> **North Shore Gas Company**
> **File No. 2-35965**
> **Combined Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed December 14, 2006**

Dear Mr. O'Leary:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Combined Form 10-K for Fiscal Year Ended September 30, 2006

Item 8. Financial Statements and Supplementary Data, page 59

Note 2. Summary of Significant Accounting Policies, page 80

C. Gas Charge Settlement, page 81

1.   With a view towards providing enhanced disclosure in future filings, please tell us
        why such a substantial amount of costs were disallowed in connection with the
        settlement of your gas charge reconciliation proceedings for fiscal years 2001
        through 2004. Also tell us your basis for concluding in the prior/historical periods
        that the disallowed costs were probable of recovery through your rates. Tell us
        your consideration of whether it is probable you will incur additional significant
        disallowances in the gas charge reconciliation proceedings for fiscal years 2005
        and 2006. Finally, please tell us how you concluded that the scope criteria in
        paragraph 5.b. of SFAS 71 have still been met with respect to your regulated
        operations, despite the significant costs incurred by you that have not been
        recoverable through your rates.

2.   Please tell us why the settlement charge reflects only the first $5 million payment
        towards the funding of Conservation Programs given that the settlement terms
        provide that you will pay up to $5 million per year over the next five years
        towards the funding of these programs.

Item 9A. Controls and Procedures, page 130

3.   We note your statement that your disclosure controls and procedures were
        effective to ensure that information required to be disclosed and filed or submitted
        under the Exchange Act is recorded, processed, summarized and reported within
        the time periods specified in the SEC's rules and forms. In future filings, please
        revise to clarify, if true, that your officers concluded that your disclosure controls
        and procedures are also effective to ensure that information required to be
        disclosed in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your principal
        executive and principal financial officer, to allow timely decisions regarding
        required disclosure. See Exchange Act Rule 13a-15(e).

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief